PROSPECTUS

      HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                     20,000 SHARES
                     COMMON STOCK
              (PAR VALUE, $.01 PER SHARE)

     This Prospectus ("Prospectus") relates to 20,000 shares (the "Shares") of common stock, $.01 par value per share (the "Common Stock"), of Harman International Industries, Incorporated, a Delaware corporation (the "Company"). The Shares may be offered by the stockholder of the Company named herein (the "Selling Stockholder") in transactions on the open market or in negotiated transactions or a combination of such methods, at market prices prevailing at the time of sale or at negotiated prices. On September 23, 1997, the closing sale price of the Common Stock on the NYSE was $47.5625. The Selling Stockholder may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts or commissions from the Selling Stockholder and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both. See "Selling Stockholder" and "Manner of Distribution."

     All of the Shares offered hereunder are to be sold by the Selling Stockholder. None of the proceeds from the sale of the Shares by the Selling Stockholder will be received by the Company. The Company has agreed to bear all expenses (other than discounts or commissions) in connection with the registration and sale of the Shares being offered by the Selling Stockholder.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR
DISAPPROVED BY THE SECURITIES AND EXCHANGE
COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY
STATE SECURITIES COMMISSION PASSED UPON THE
ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL
OFFENSE.

     THE DATE OF THIS PROSPECTUS IS SEPTEMBER 24, 1997.

No person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offering made by this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation. Except where otherwise indicated, this Prospectus speaks as of the date hereof. The delivery of this Prospectus shall not, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.

                    AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange
Commission (the "Commission") a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. Copies of the Registration Statement and the exhibits may be inspected, without charge, at the offices of the Commission, or obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024,
450 Fifth Street, N.W., Washington, D.C. 20549.

     The Company's Common Stock is listed on the NYSE.  The
Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission which may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at certain Regional Offices of the Commission: 500 West Madison Street, Suite
1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300,
New York, New York 10048. Copies of such material may be obtained from the Public Reference Section of the Commission, at prescribed rates. In addition, such reports, proxy statements and other information may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

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
	INCORPORATION OF CERTAIN INFORMATION BY
REFERENCE

     In accordance with the requirements of the Exchange Act, the Company periodically files certain reports and other information with the Commission. The Company's Annual Report on Form 10-K, for the year ended June 30, 1997 filed with the Commission is hereby incorporated in this Prospectus by reference.

     All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated by reference herein modifies or supersedes such statement.
 Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of any such person, a copy of the documents incorporated by reference in this Prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Such requests should be directed to Harman International Industries, Incorporated, 1101 Pennsylvania Avenue, N.W., Suite 1010,
Washington, D.C. 20004 (telephone number (202) 393-1101),
Attention: Bernard A. Girod, President.

                          THE COMPANY

     Harman International Industries, Incorporated (together with its subsidiaries, "Harman" or the "Company") is a worldwide leader in the design, manufacture and marketing of high-quality, high-fidelity audio products targeted primarily at the consumer, professional and original equipment manufacturer ("OEM") markets. For almost 50 years, the Company and its predecessors have been leaders and innovators in creating loudspeaker and electronic products that deliver superior sound.

     The Company was incorporated in Delaware in 1980.  The
Company's principal executive offices are located at 1101 Pennsylvania Avenue, N.W., Suite 1010, Washington, D.C. 20004. The Company's telephone number is (202) 393-1101.

                          RISK FACTORS

DEPENDENCE ON KEY CUSTOMERS

     Sales to Chrysler accounted for 9.9% of the Company's consolidated net sales for the fiscal year ended June 30, 1997. The Company's next two largest customers together accounted for 12.0%, in the aggregate, of its consolidated net sales for the fiscal year ended June 30, 1997. The loss of any one of these significant customers could have a material adverse effect on the Company.

DEPENDENCE ON CONSUMER SPENDING

     The Company's sales are dependent to a substantial extent on discretionary spending by consumers, which may be adversely impacted by economic conditions affecting disposable consumer income and retail sales. In addition, sales of the Company's audio products to the automotive OEM market are dependent on the overall success of the automobile industry, as well as the willingness, in many instances, of automobile purchasers to pay for the option of a premium branded automotive audio system.

ACQUISITION STRATEGY

     A significant element of the Company's growth strategy has been the acquisition of complementary businesses. The Company anticipates that it may continue to make such acquisitions from time to time to the extent they are compatible with the Company's long-term strategy. The integration of newly acquired businesses into the Company presents certain risks in addition to those presented by growth through internal development, including additional demands on management time and attention. In addition, certain of the Company's acquisitions have been of businesses that had suffered losses prior to acquisitions by the Company, including AKG in September 1993, Studer in March 1994 and Becker in February 1995.

DEPENDENCE ON SUPPLIERS

     The Company is dependent upon certain unaffiliated domestic and foreign suppliers for various components, parts, raw materials and certain finished products. Some of the Company's suppliers produce products that compete with the Company's products. Although the Company believes that the loss of any one or more of its suppliers would not have a long-term material adverse effect on the Company because other suppliers would be able to fulfill the Company's requirements, the loss of certain of such suppliers could, in the short term, adversely affect the Company's business until alternative suppliers could be activated. The Company has begun using multiple vendors and has thus limited its reliance on any single supplier. Arrangements with foreign suppliers are also subject to the risks of doing business abroad, such as import duties, trade restrictions, work stoppages, foreign currency fluctuations, political instability and other factors which could have an adverse effect on the Company.

COMPETITION

     The high fidelity audio products business is fragmented and highly competitive. Many manufacturers, large and small, domestic and foreign, offer audio systems that vary widely in price and quality and are marketed through a variety of channels, including audio specialty stores, discount stores, department stores and mail order firms. Certain competitors of the Company have financial and other resources greater than those of the Company. There can be no assurance that the Company will continue to compete effectively against existing or new competitors that may enter its markets.

CURRENCY EXCHANGE RATES

     The Company's operations are subject to fluctuations in foreign currency exchange rates. Significant assets and operations of the Company are located in Europe and Asia. In addition, the Company purchases certain foreign-made products. The Company hedges a portion of its foreign currency exposure and, due to the multiple currencies involved in the Company's business, foreign currency positions are partially offsetting and are netted against one another to reduce exposure.

ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Company's Restated Certificate of Incorporation, as amended (the "Certificate"), and its By-Laws, as amended (the "By-Laws"), may make it more difficult for a third party to make, or may discourage a third party from making, an acquisition proposal for the Company or initiating a proxy contest and may thereby inhibit a change in control of the Company or the removal of incumbent management or directors.

Fair Price Provisions

The Certificate contains provisions (the "Fair Price Provisions") that raise the affirmative vote required to approve certain "Business Combinations" (as defined below) involving an "Interested
Stockholder" (as defined below) to at least 66 2/3% of the votes of the outstanding capital stock of the Company entitled to vote generally in the election of directors (the "Voting Stock"), unless the transaction is approved by a majority of disinterested directors or unless specified price criteria described below and procedural requirements are satisfied. A "Business Combination" is defined by the Certificate to include any of the following transactions with, or proposed by, an Interested Stockholder or affiliate: a merger or consolidation; a sale, lease or other disposition of the Company's assets having an aggregate fair market value of $10 million or more; a plan of dissolution proposed by an Interested Stockholder; or a reclassification of securities or recapitalization of the Company disproportionately favorable to an Interested Stockholder. An "Interested Stockholder" is defined by the Certificate to include any person or entity, other than the Company or any subsidiary or employee benefit plan thereof, which owns beneficially or controls directly or indirectly 20% or more of the shares of the Voting Stock.

The 66 2/3% voting requirement is not applicable if certain procedural requirements are met and if, in the case of a Business Combination involving payments to holders of Common Stock, the fair market value per share of such payments is equal to the greater of (i) the highest per share price paid by the Interested Stockholder to purchase shares of Common Stock in the two-year period prior to the first public announcement of the proposed Business Combination (the
"Announcement Date") or in the transaction in which it became an Interested Stockholder (whichever is greater), and (ii) the fair market value per share of Common Stock on the Announcement Date or on the date on which the Interested Stockholder became an Interested
Stockholder (whichever is greater). In addition, the consideration to be paid to the Company's stockholders must be either cash or the same consideration used by the Interested Stockholder in acquiring the largest part of its Voting Stock prior to the Announcement Date.

Supermajority Vote Requirements

The Certificate provides that a vote of the holders of 66 2/3% or more of the voting power of the Voting Stock is required to amend, alter or repeal, or to adopt any provision inconsistent with, the Fair Price Provisions or the provisions relating to the classified board of directors and ancillary matters. The Certificate also provides that the stockholders may take action only at meetings and that directors may only be removed for cause and by a 66 2/3% vote.

Anti-Takeover Statute

Section 203 of the Delaware General Corporation Law (the "DGCL") is applicable to corporate takeovers in Delaware. Subject to certain exceptions set forth herein, Section 203 of the DGCL provides that a corporation may not engage in any business combination with any "interested stockholder" for a three-year period following the time that such stockholder becomes an interested stockholder unless: (i) prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares); or (iii) subsequent to such time, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. Except as specified therein, an interested stockholder is defined to include any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, at any time within three years immediately prior to the relevant date, and the affiliates and associates of such person. Under certain circumstances, Section 203 of the DGCL makes it more difficult for an "interested stockholder" to effect various business combinations with a corporation for a three-year period.

                            MATERIAL CHANGES

     There have been no material changes in the Company's affairs since June 30, 1997, the end of the Company's last completed fiscal year, which have not been described in a report on Form 10-K or other report filed under the Exchange Act and incorporated by reference herein.

                             USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Shares offered hereby.

                            SELLING STOCKHOLDER

     Set forth below is the name of the Selling Stockholder, the number of shares of Common Stock owned by the Selling Stockholder prior to the offering, the shares being offered hereby and, assuming all of the shares being offered are sold, the number of shares of Common Stock owned by the Selling Stockholder upon completion of the offering.

                         Shares Owned                    Shares Owned
Selling Stockholder      Prior to the   Shares Offered     After the
                           Offering                        Offering
-------------------      ------------   --------------   ------------
The Charleston Company    65,819         20,000           45,819


     The Shares being offered relate to shares of the Company's Common Stock which may be issued and sold to the Selling Stockholder pursuant to an option agreement between the Company and the Selling Stockholder. This option was granted in 1994 as part of the consideration for the Company's acquisition of all of the issued and outstanding capital stock of NewMediaWare Systems, Inc., a California corporation (whose name was later changed to Harman Interactive, Inc.). The right, title and interest to such option was later assigned to the Selling Stockholder listed above. The Selling Stockholder has no relationship to the Company or its affiliates.

     The Company has agreed to bear all expenses (other than commissions and discounts of underwriters, broker-dealers or agents) in connection with the registration and sale of the Shares being offered by the Selling Stockholder. The Selling Stockholder has requested that the Company use its best efforts to effectuate a registration of the Shares for resale under the Securities Act. In light of this request, the Company has filed with the Commission a Registration Statement with respect to the resale of the Shares from time to time on the open market or in privately negotiated transactions and has agreed to prepare and file such amendments and supplements to the Registration Statement as may be necessary to keep the Registration Statement effective until the earlier of February 1, 1998 or until all of the Shares offered thereby have been sold. This Prospectus forms a part of the Registration Statement.

                        MANNER OF DISTRIBUTION

     The Shares covered hereby may be offered and sold from time to time by the Selling Stockholder. The Selling Stockholder will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on the open market, at prices related to the then current market price or in negotiated transactions, including one or more of the following methods: (a) purchases by a broker-dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (b) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (c) block trades in which the broker-dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction. The Company has been advised by the Selling Stockholder that it has not made any arrangements relating to the distribution of the Shares covered by this Prospectus. In effecting sales, broker-dealers engaged by the Selling Stockholder may arrange for other broker-dealers to participate. Broker-dealers may receive commissions or discounts from the Selling Stockholder in amounts to be negotiated.

     The Company has agreed to bear all expenses (other than commissions and discounts of underwriters, broker-dealers or agents) in connection with the registration and sale of the Shares being offered by the Selling Stockholder.

     This offering will terminate on the earlier of February 11, 1998 or the date on which all Shares offered hereby have been sold by the Selling Stockholder.

     The Shares may not be sold in certain states unless they have been registered or qualified for sale in such states or an exemption from registration or qualification is available and is complied with.

                              LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby has been passed upon for the Company by Jones, Day, Reavis & Pogue,
Washington, D.C.

                                 EXPERTS

     The consolidated financial statements and schedules of Harman International Industries, Incorporated and subsidiaries as of June 30, 1997 and 1996 and for each of the years in the three-year period ended June 30, 1997, incorporated herein by reference, have been incorporated in this Prospectus in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference, and upon the authority of said firm as experts in accounting and auditing.

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